SOLARFUN APPOINTS ANDREAS LIEBHEIT AS VICE PRESIDENT
AND MANAGING DIRECTOR, EMEA

SHANGHAI, China, December 15, 2009 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointment of Andreas Liebheit as Vice President and Managing Director of Solarfun, Europe, Middle East and Africa (EMEA), effective January 1, 2010.

Mr. Liebheit joins Solarfun from Solon SE where he was head of Business Unit Solar Modules, primarily in charge of sales, product development and supply chain management for the past three years.   Prior to that, Mr. Liebheit worked in various positions for Infineon AG.  His final position in 2006 with Infineon AG was vice president of Sales and Business Development Security Products, where he was responsible for worldwide project development and application marketing for this division.  He helped grow the distribution and project channels and established a new business line in the existing RFID business.  From 2000 to 2002, he served as head of strategy for five business units of Infineon AG where he was responsible for shaping  a new  security IC  business setup by restructuring existing businesses and acquiring and integrating promising start-ups.   From 1996 to 2000, he held various positions in international business development divisions of Infineon AG, including in Tokyo, Japan and Munich, Germany.

Mr. Liebheit earned his master’s degree in physics from Munich University in Germany and a bachelor’s degree in physics from Montpellier University in France.

Peter Xie, President of Solarfun, commented, “We are delighted to welcome Andreas to lead our EMEA sales team.  His extensive experience in sales and marketing will support our business growth, and our customers will also benefit from his in-depth knowledge in solar products.  Andreas will be an important part of our efforts to expand our distribution channels and presence in Europe, the Middle East and Africa.”

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.
SOLF-G

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com